# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Fermi Inc., CIK 0002071778
CUSIP: 314911108
Title of class of securities: Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: 620 S. Taylor, Suite 301,, Amarillo, Texas 79101, 10777 Strait Lane,, Texas (TX), TX 75229
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002089177

## Reporting persons
- Robert Randolph Neugebauer: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 11,544,870; sole dispositive power 0; shared dispositive power 11,544,870; aggregate amount beneficially owned 11,544,870 (1.8% of the class)
  Comment: The aggregate amount of shares of Common Stock, $0.001 par value per share, of the Issuer (the "Common Stock") beneficially owned by Robert Randolph Neugebauer as set forth in rows (6), (8) and (9) consists of (i) 6,147,435 shares of Common Stock held by the Neugebauer 1998 Children's Trust FBO Nathan R. Neugebauer and (ii) 5,397,435 shares of Common Stock held by the Neugebauer 1998 Children's Trust FBO Noah T. Neugebauer (together, the "1998 Children's Trusts"). Mr. Neugebauer serves as the trustee of each of the 1998 Children's Trusts and, in that capacity, may be deemed to share, with each 1998 Children's Trust, voting power and dispositive power with respect to the shares of Common Stock held by such 1998 Children's Trust. Mr. Neugebauer disclaims beneficial ownership of the shares of Common Stock held by the 1998 Children's Trusts except to the extent of his pecuniary interest therein.
  
  In row (11), the percent of ownership is calculated based on 638,083,359 shares of Common Stock outstanding as of June 10, 2026, as reported by the Issuer in its definitive proxy statement on Schedule 14A filed with the Securities and Exchange Commission on June 12, 2026. As of June 30, 2026, Mr. Neugebauer beneficially owned approximately 1.8% of the outstanding Common Stock and accordingly has ceased to be the beneficial owner of more than five percent of the class.

## Item 1. Issuer
Name of issuer: Fermi Inc.
Address of issuer's principal executive offices: 620 S. Taylor, Suite 301, Amarillo, Texas 79101

## Item 2. Person Filing
Name of person filing: Robert Randolph Neugebauer
Address of principal business office or, if none, residence: 10777 Strait Lane, Dallas, TX 75229
Citizenship: See response to Item 4 on the cover page.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
See response to Item 9 on the cover page.

6,147,435 shares of Common Stock are held by the Neugebauer 1998 Children's Trust FBO Nathan R. Neugebauer, and 5,397,435 shares of Common Stock are held by the Neugebauer 1998 Children's Trust FBO Noah T. Neugebauer. Robert Randolph Neugebauer serves as the trustee of the 1998 Children's Trusts, and as the trustee, Mr. Neugebauer may be deemed to share, with each 1998 Children's Trust, voting power and dispositive power with respect to the shares of Common Stock held by such 1998 Children's Trust. Robert Randolph Neugebauer disclaims beneficial ownership of the shares of Common Stock held by the 1998 Children's Trusts except to the extent of his pecuniary interest therein.
Percent of class: See response to Item 11 on the cover page.
Sole power to vote or to direct the vote: See response to Item 5 on the cover page.
Shared power to vote or to direct the vote: See response to Item 6 on the cover page.
Sole power to dispose or to direct the disposition: See response to Item 7 on the cover page.
Shared power to dispose or to direct the disposition: See response to Item 8 on the cover page.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Robert Randolph Neugebauer: /s/ Robert Randolph Neugebauer, Robert Randolph Neugebauer (08/14/2026)